st.george

05011275

8 September 2005

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549

Attention: SEC Filing Desk

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- Court Decision on St.George Sell Back Rights
- St.George Announces Crusade Global Trust No.2 of 2005

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

9/19

ST03292 C10/03

news release

29 August 2005

St.George Announces Crusade Global Trust No.2 of 2005

St.George Bank today announces the start of a marketing campaign for a proposed global multi-currency mortgage-backed securities issue under the Crusade securitisation programme.

The issue is to be known as Crusade Global Trust No.2 of 2005 and will offer securities denominated in either AUD or USD. The USD securities will be registered with the US Securities and Exchange Commission. The issue will be backed by Australian residential mortgage loans originated by St.George.

Securities with an approximate equivalent value of AUD 2.0 billion in total are expected to be issued, with separate senior tranches of approximately USD 1 billion and AUD 600 million and subordinated tranches of approximately AUD 35 million in total. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investors Service.

The issue will have Barclays Capital as Arranger. The USD tranche will have Barclays Capital and J.P. Morgan as Joint Lead Managers. The AUD tranche will have Barclays Capital and St.George Bank as Joint Lead Managers and J.P. Morgan Australia Limited as Co-Manager.

Media contact:

Greg Bartlett
Group Executive Institutional and Business Banking

st.george

news release

8 August 2005

Court Decision on St.George Sell Back Rights

In February 2001, St.George granted 'Sell Back Rights' to its shareholders to effect an off-market buy-back of its ordinary shares. The Australian Taxation Office ("ATO") subsequently issued a Class Ruling stating that shareholders who received Sell Back Rights would be liable to income tax on the market value of these Rights. St.George funded litigation on behalf of shareholders to challenge the Class Ruling. A hearing on this matter was held in the Federal Court on 30 October 2003.

On 15 April 2004, the Bank issued a press release in relation to the Federal Court's decision. The Federal Court decided that the affected shareholders should not be taxed on the value of the Sell Back Rights. On 5 May 2004, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision. The matter was heard in the Full Federal Court on 12 November 2004.

This morning, the Full Federal Court handed down its judgment and held that the affected shareholders should not be taxed on the value of the Sell Back Rights.

As the Commissioner of Taxation has the right to appeal against the decision, affected shareholders should not take any action until the time for the appeal has expired. An appeal would need to be lodged with the High Court of Australia within 28 days of the decision being handed down.

St.George has regularly updated its shareholders of the status of the legal proceedings. St.George will continue to advise shareholders of further developments on its website at www.stgeorge.com.au and in regular communications to shareholders. Any enquiries should be forwarded to *Computershare Investor Services* on **1800 804 457**.

Ends...